FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 April 27, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Schedule 11 Notice dated 27 April, 2005

27 April 2005


British Energy Group plc
Schedule 11. Notification of interests of directors and connected persons


1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            BILL COLEY


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of                 than one holder, the number of shares
      the shareholder named in 2 above                    held by each of them (if
      or in respect of a non-beneficial interest or       notified)
      in the case of an individual holder if it
      is a holding of that person's spouse or children
      under the age of 18 or in respect of an
      non-beneficial interest
                                                          BILL COLEY
      BILL COLEY


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director named         PEP transactions please indicate whether
      in 2 above and identify the connected               general/single co PEP and if discretionary/
      person(s)                                           non discretionary

                                                          AS PART OF REMUNERATION ARRANGEMENTS, 575
      N/A                                                 SHARES WERE PURCHASED.



7.    Number of            8.   Percentage of issued      9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury            shares/amount of         class (any treasury shares
      stock acquired            shares held by                 stock disposed           held by company should not be
                                company should not be                                   taken into account  when
                                taken into  account                                     calculating percentage)
                                when calculating
                                percentage)

      575                       0.00%                           N/A                     N/A


11. Class of security    12.  Price per share      13.   Date of transaction          14.  Date company informed

    10P ORDINARY SHARES       324.75P                    26 APRIL 2005                     26 APRIL 2005




15. Total holding following this notification      16.   Total percentage holding of issued class
                                                         following this notification (any treasury shares held by
                                                         company should
                                                         not be taken into account when calculating
                                                         percentage)
    7,990                                                0.00%


If a director has been granted options by the company please complete the following boxes.


17. Date of grant                                  18.  Period during which or date on which
                                                        exercisable

    N/A
                                                        N/A

19. Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
    option                                              class, Number

    N/A                                                 N/A


21. Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
    indication that price is to be fixed                options held following this notification
    at time of exercise

    N/A                                                  N/A

23. Any additional information                     24.  Name of contact and telephone number for
                                                        queries

    N/A                                                 JOHN SEARLES 01506 408 715


25. Name and signature of authorised company official responsible for making this notification

    ROBERT ARMOUR (COMPANY SECRETARY)

Date of notification 27 APRIL 2005



1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            PASCAL COLOMBANI


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of                 than one holder, the number of shares
      the shareholder named in 2 above                    held by each of them (if
      or in respect of a non-beneficial interest or       notified)
      in the case of an individual holder if it
      is a holding of that person's spouse or children
      under the age of 18 or in respect of an
      non-beneficial interest
                                                          PASCAL COLOMBANI
      PASCAL COLOMBANI


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director named         PEP transactions please indicate whether
      in 2 above and identify the connected               general/single co PEP and if discretionary/
      person(s)                                           non discretionary


      N/A
                                                          AS PART OF REMUNERATION ARRANGEMENTS, 575
                                                          SHARES WERE PURCHASED.


7.    Number of            8.   Percentage of issued      9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury            shares/amount of         class (any treasury shares
      stock acquired            shares held by                 stock disposed           held by company should not be
                                company should not be                                   taken into account  when
                                taken into  account                                     calculating percentage)
                                when calculating
                                percentage)

      575                       0.00%                          N/A                      N/A


11. Class of security    12.  Price per share      13.   Date of transaction          14.  Date company informed

    10P ORDINARY SHARES       324.75P                    26 APRIL 2005                     26 APRIL 2005



15. Total holding following this notification      16.   Total percentage holding of issued class
                                                         following this notification (any treasury shares held by
                                                         company should
                                                         not be taken into account when calculating
                                                         percentage)

    2,667                                                0.00%


If a director has been granted options by the company please complete the following boxes.



17. Date of grant                                  18.  Period during which or date on which
                                                        exercisable

    N/A
                                                        N/A

19. Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
    option                                              class, Number

    N/A                                                 N/A


21. Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
    indication that price is to be fixed                options held following this notification
    at time of exercise

    N/A                                                  N/A

23. Any additional information                     24.  Name of contact and telephone number for
                                                        queries

    N/A                                                 JOHN SEARLES 01506 408 715


25. Name and signature of authorised company official responsible for making this notification

    ROBERT ARMOUR (COMPANY SECRETARY)

Date of notification 27 APRIL 2005



1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            JOHN DELUCCA


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of                 than one holder, the number of shares
      the shareholder named in 2 above                    held by each of them (if
      or in respect of a non-beneficial interest or       notified)
      in the case of an individual holder if it
      is a holding of that person's spouse or children
      under the age of 18 or in respect of an
      non-beneficial interest
                                                          JOHN DELUCCA
      JOHN DELUCCA


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director named         PEP transactions please indicate whether
      in 2 above and identify the connected               general/single co PEP and if discretionary/
      person(s)                                           non discretionary

      N/A
                                                          AS PART OF REMUNERATION ARRANGEMENTS, 585
                                                          SHARES WERE PURCHASED.



7.    Number of            8.   Percentage of issued      9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury            shares/amount of         class (any treasury shares
      stock acquired            shares held by                 stock disposed           held by company should not be
                                company should not be                                   taken into account  when
                                taken into  account                                     calculating percentage)
                                when calculating
                                percentage)

      585                       0.00%                          N/A                        N/A

11. Class of security    12.  Price per share      13.   Date of transaction          14.  Date company informed

    10P ORDINARY SHARES       324.75P                    26 APRIL 2005                     26 APRIL 2005



15. Total holding following this notification      16.   Total percentage holding of issued class
                                                         following this notification (any treasury shares held by
                                                         company should
                                                         not be taken into account when calculating
                                                         percentage)
    2,677                                                0.00%


If a director has been granted options by the company please complete the following boxes.



17. Date of grant                                  18.  Period during which or date on which
                                                        exercisable

    N/A
                                                        N/A

19. Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
    option                                              class, Number

    N/A                                                 N/A


21. Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
    indication that price is to be fixed                options held following this notification
    at time of exercise

    N/A                                                  N/A

23. Any additional information                     24.  Name of contact and telephone number for
                                                        queries

    N/A                                                 JOHN SEARLES 01506 408 715



25. Name and signature of authorised company official responsible for making this notification

    ROBERT ARMOUR (COMPANY SECRETARY)

Date of notification 27 APRIL 2005



1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            IAN HARLEY


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of                 than one holder, the number of shares
      the shareholder named in 2 above                    held by each of them (if
      or in respect of a non-beneficial interest or       notified)
      in the case of an individual holder if it
      is a holding of that person's spouse or children
      under the age of 18 or in respect of an
      non-beneficial interest
                                                          IAN HARLEY
      IAN HARLEY


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director named         PEP transactions please indicate whether
      in 2 above and identify the connected               general/single co PEP and if discretionary/
      person(s)                                           non discretionary

      N/A
                                                          AS PART OF REMUNERATION ARRANGEMENTS, 575
                                                          SHARES WERE PURCHASED.



7.    Number of            8.   Percentage of issued      9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury            shares/amount of         class (any treasury shares
      stock acquired            shares held by                 stock disposed           held by company should not be
                                company should not be                                   taken into account  when
                                taken into  account                                     calculating percentage)
                                when calculating
                                percentage)

      575                       0.00%                          N/A                       N/A


11. Class of security    12.  Price per share      13.   Date of transaction          14.  Date company informed

    10P ORDINARY SHARES       324.75P                    26 APRIL 2005                     26 APRIL 2005




15. Total holding following this notification      16.   Total percentage holding of issued class
                                                         following this notification (any treasury shares held by
                                                         company should
                                                         not be taken into account when calculating
                                                         percentage)

      2,707   10p ordinary shares
         84   warrants                                   0.00%


If a director has been granted options by the company please complete the following boxes.



17. Date of grant                                  18.  Period during which or date on which
                                                        exercisable

    N/A
                                                        N/A

19. Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
    option                                              class, Number

    N/A                                                 N/A


21. Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
    indication that price is to be fixed                options held following this notification
    at time of exercise

    N/A                                                  N/A

23. Any additional information                     24.  Name of contact and telephone number for
                                                        queries

    N/A                                                 JOHN SEARLES 01506 408 715



25. Name and signature of authorised company official responsible for making this notification

    ROBERT ARMOUR (COMPANY SECRETARY)

Date of notification 27 APRIL 2005



1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            ADRIAN MONTAGUE


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of                 than one holder, the number of shares
      the shareholder named in 2 above                    held by each of them (if
      or in respect of a non-beneficial interest or       notified)
      in the case of an individual holder if it
      is a holding of that person's spouse or children
      under the age of 18 or in respect of an
      non-beneficial interest
                                                          ADRIAN MONTAGUE
      ADRIAN MONTAGUE


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director named         PEP transactions please indicate whether
      in 2 above and identify the connected               general/single co PEP and if discretionary/
      person(s)                                           non discretionary

      N/A
                                                          AS PART OF REMUNERATION ARRANGEMENTS, 666
                                                          SHARES WERE PURCHASED.



7.    Number of            8.   Percentage of issued      9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury            shares/amount of         class (any treasury shares
      stock acquired            shares held by                 stock disposed           held by company should not be
                                company should not be                                   taken into account  when
                                taken into  account                                     calculating percentage)
                                when calculating
                                percentage)

      666                       0.00%                          N/A                       N/A


11. Class of security    12.  Price per share      13.   Date of transaction          14.  Date company informed

    10P ORDINARY SHARES       324.75P                    26 APRIL 2005                     26 APRIL 2005





15. Total holding following this notification      16.   Total percentage holding of issued class
                                                         following this notification (any treasury shares held by
                                                         company should
                                                         not be taken into account when calculating
                                                         percentage)

      1,493  10p Ordinary shares
         91  warrants                                    0.00%



If a director has been granted options by the company please complete the following boxes.


17. Date of grant                                  18.  Period during which or date on which
                                                        exercisable

    N/A
                                                        N/A

19. Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
    option                                              class, Number

    N/A                                                 N/A


21. Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
    indication that price is to be fixed                options held following this notification
    at time of exercise

    N/A                                                  N/A

23. Any additional information                     24.  Name of contact and telephone number for
                                                        queries

    N/A                                               JOHN SEARLES 01506 408 715


25. Name and signature of authorised company official responsible for making this notification

    ROBERT ARMOUR (COMPANY SECRETARY)

Date of notification 27 APRIL 2005



1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            DAVID PRYDE


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of                 than one holder, the number of shares
      the shareholder named in 2 above                    held by each of them (if
      or in respect of a non-beneficial interest or       notified)
      in the case of an individual holder if it
      is a holding of that person's spouse or children
      under the age of 18 or in respect of an
      non-beneficial interest
                                                          DAVID PRYDE
      DAVID PRYDE


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director named         PEP transactions please indicate whether
      in 2 above and identify the connected               general/single co PEP and if discretionary/
      person(s)                                           non discretionary

                                                          AS PART OF REMUNERATION ARRANGEMENTS, 585
      N/A                                                 SHARES WERE PURCHASED.




7.    Number of            8.   Percentage of issued      9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury            shares/amount of         class (any treasury shares
      stock acquired            shares held by                 stock disposed           held by company should not be
                                company should not be                                   taken into account  when
                                taken into  account                                     calculating percentage)
                                when calculating
                                percentage)


      585                       0.00%                          N/A                      N/A


11. Class of security    12.  Price per share      13.   Date of transaction          14.  Date company informed

    10P ORDINARY SHARES       324.75P                    26 APRIL 2005                     26 APRIL 2005




15. Total holding following this notification      16.   Total percentage holding of issued class
                                                         following this notification (any treasury shares held by
                                                         company should
                                                         not be taken into account when calculating
                                                         percentage)

      7,713                                              0.00%


If a director has been granted options by the company please complete the following boxes.



17. Date of grant                                  18.  Period during which or date on which
                                                        exercisable

    N/A
                                                        N/A

19. Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
    option                                              class, Number

    N/A                                                 N/A


21. Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
    indication that price is to be fixed                options held following this notification
    at time of exercise

    N/A                                                  N/A

23. Any additional information                     24.  Name of contact and telephone number for
                                                        queries

    N/A                                               JOHN SEARLES 01506 408 715


25. Name and signature of authorised company official responsible for making this notification

    ROBERT ARMOUR (COMPANY SECRETARY)

Date of notification 27 APRIL 2005



1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            CLARE SPOTTISWOODE


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of                 than one holder, the number of shares
      the shareholder named in 2 above                    held by each of them (if
      or in respect of a non-beneficial interest or       notified)
      in the case of an individual holder if it
      is a holding of that person's spouse or children
      under the age of 18 or in respect of an
      non-beneficial interest
                                                          CLARE SPOTTISWOODE
      CLARE SPOTTISWOODE


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director named         PEP transactions please indicate whether
      in 2 above and identify the connected               general/single co PEP and if discretionary/
      person(s)                                           non discretionary

      N/A
                                                          AS PART OF REMUNERATION ARRANGEMENTS, 24 SHARES
                                                          WERE PURCHASED.



7.    Number of            8.   Percentage of issued      9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury            shares/amount of         class (any treasury shares
      stock acquired            shares held by                 stock disposed           held by company should not be
                                company should not be                                   taken into account  when
                                taken into  account                                     calculating percentage)
                                when calculating
                                percentage)

      24                        0.00%                          N/A                      N/A



11. Class of security    12.  Price per share      13.   Date of transaction          14.  Date company informed

    10P ORDINARY SHARES       324.75P                    26 APRIL 2005                     26 APRIL 2005




15. Total holding following this notification      16.   Total percentage holding of issued class
                                                         following this notification (any treasury shares held by
                                                         company should
                                                         not be taken into account when calculating
                                                         percentage)

      2,758                                              0.00%


If a director has been granted options by the company please complete the following boxes.



17. Date of grant                                  18.  Period during which or date on which
                                                        exercisable

    N/A
                                                        N/A

19. Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
    option                                              class, Number

    N/A                                                 N/A


21. Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
    indication that price is to be fixed                options held following this notification
    at time of exercise

    N/A                                                  N/A

23. Any additional information                     24.  Name of contact and telephone number for
                                                        queries

    N/A                                                 JOHN SEARLES 01506 408 715


25. Name and signature of authorised company official responsible for making this notification

    ROBERT ARMOUR (COMPANY SECRETARY)

Date of notification 27 APRIL 2005



1.    Name of company                                2.   Name of director

      BRITISH ENERGY GROUP PLC                            SIR ROBERT WALMSLEY


3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in respect of holding of                 than one holder, the number of shares
      the shareholder named in 2 above                    held by each of them (if
      or in respect of a non-beneficial interest or       notified)
      in the case of an individual holder if it
      is a holding of that person's spouse or children
      under the age of 18 or in respect of an
      non-beneficial interest
                                                          SIR ROBERT WALMSLEY


      SIR ROBERT WALMSLEY


5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) connected with the director named         PEP transactions please indicate whether
      in 2 above and identify the connected               general/single co PEP and if discretionary/
      person(s)                                           non discretionary
      N/A
                                                          AS PART OF REMUNERATION ARRANGEMENTS, 575
                                                          SHARES WERE PURCHASED.


7.    Number of            8.   Percentage of issued      9.   Number of           10.  Percentage of issued
      shares/amount of          class (any treasury            shares/amount of         class (any treasury shares
      stock acquired            shares held by                 stock disposed           held by company should not be
                                company should not be                                   taken into account  when
                                taken into  account                                     calculating percentage)
                                when calculating
                                percentage)

      575                       0.00%                          N/A                      N/A


11. Class of security    12.  Price per share      13.   Date of transaction          14.  Date company informed

    10P ORDINARY SHARES       324.75P                    26 APRIL 2005                     26 APRIL 2005

15. Total holding following this notification      16.   Total percentage holding of issued class
                                                         following this notification (any treasury shares held by
                                                         company should
                                                         not be taken into account when calculating
                                                         percentage)

      4,122                                              0.00%


If a director has been granted options by the company please complete the following boxes.



17. Date of grant                                  18.  Period during which or date on which
                                                        exercisable

    N/A
                                                        N/A

19. Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
    option                                              class, Number

    N/A                                                 N/A


21. Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
    indication that price is to be fixed                options held following this notification
    at time of exercise

    N/A                                                  N/A

23. Any additional information                     24.  Name of contact and telephone number for
                                                        queries

    N/A                                                 JOHN SEARLES 01506 408 715


25. Name and signature of authorised company official responsible for making this notification

    ROBERT ARMOUR (COMPANY SECRETARY)

Date of notification 27 APRIL 2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 27, 2005                      BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations